As filed with the Securities and Exchange Commission on July 11, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2002

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File No: 0-14134

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE GOOD GUYS DEFERRED PAY AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Good Guys, Inc.
1600 Harbor Bay Parkway
Alameda, California 94502
(510) 747-6000

REQUIRED INFORMATION

      The Good Guys Deferred Pay and Profit Sharing Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two fiscal years ended September 30, 2002 and 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

      The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOOD GUYS DEFERRED PAY AND PROFIT SHARING PLAN

By: The Good Guys Deferred Pay and Profit Sharing Plan Committee

/s/ KENNETH R. WELLER (Kenneth R. Weller)	July 11, 2003

/s/ DAVID A. CARTER (David A. Carter)	July 11, 2003

THE GOOD GUYS DEFERRED PAY
AND PROFIT SHARING PLAN

Financial Statements as of and for the Years
Ended September 30, 2002 and 2001, Supplemental
Schedule as of September 30, 2002
and Independent Auditors’ Report

THE GOOD GUYS DEFERRED PAY
AND PROFIT SHARING PLAN

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS’ REPORT	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of September 30, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended September 30, 2002 and 2001	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULE AS OF SEPTEMBER 30, 2002:
Form 5500, Schedule G, Part III — Schedule of nonexempt transactions (transactions exceeding maximum time period allowed by ERISA)	8
Form 5500, Schedule H, Part IV, line 4i — Schedule of Assets Held for Investment Purposes	9

INDEPENDENT AUDITORS’ REPORT

Administrative Committee
The Good Guys Deferred Pay
and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of The Good Guys Deferred Pay and Profit Sharing Plan (the “Plan”), as of September 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2002 and 2001, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touché LLP

June 10, 2003

THE GOOD GUYS DEFERRED PAY
AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2002 AND 2001

	2002	2001
ASSETS:
Investments, at fair value:
Good Guys, Inc. common stock	$1,555,311	$2,427,437
Mutual funds	8,459,766	10,816,408
Collective trust	2,168,342	1,522,541
Money market and other funds	5,894	20,037
Participant loans	809,258	993,725

Total investments	12,998,571	15,780,148
Participant contributions receivable	104,117	173,504

TOTAL ASSETS	13,102,688	15,953,652
LIABILITIES:
Refunds payable to participants for excess contributions	(59,715)

NET ASSETS AVAILABLE FOR BENEFITS	$13,042,973	$15,953,652

See notes to financial statements.

THE GOOD GUYS DEFERRED PAY
AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Interest and dividend income	$284,860	$1,274,350
Contributions:
Participant	2,163,441	2,262,188
Rollovers	5,739	252,728

Total additions	2,454,040	3,789,266
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS -
Net depreciation in fair value of investments	(2,324,169)	(5,564,279)
Benefits paid to participants	(2,966,101)	(1,835,084)
Plan administrative expenses	(74,449)

Total	(2,910,679)	(3,610,097)
TRANSFER OF ASSETS:
The Good Guys! Profit-Sharing Plan		2,400,203
Other		102,535

NET DECREASE	(2,910,679)	(1,107,359)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	15,953,652	17,061,011

End of year	$13,042,973	$15,953,652

See notes to financial statements.

THE GOOD GUYS DEFERRED PAY
AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2002 AND 2001

1.	SUMMARY DESCRIPTION OF PLAN

The following description of The Good Guys Deferred Pay and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision.

General - The Plan is a defined contribution tax deferred savings plan available to all the employees of Good Guys, Inc. (the “Company”). On June 5, 2001, The Good Guys! Profit-Sharing Plan was merged into The Good Guys! Deferred Pay Plan with all investments transferred at fair market value. The merged plan was re-named The Good Guys Deferred Pay and Profit-Sharing Plan and the plan document was amended and re-stated. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees of the Company may voluntarily commence participation in the Plan on October 1st, January 1st, April 1st, or July 1st of each year provided they have completed 90 days of continuous service. Participants may contribute up to 20% of their annual compensation to the Plan. However, the sum of the participant’s contributions to the Plan and the Company’s contribution to the Plan on the participant’s behalf may not be in excess of the amount allowed for federal income tax purposes. The Participants’ contributions are made through payroll deductions. Additional contributions may be made to the Plan by the Company at the option of the Plan’s Administrative Committee.

Participant Accounts - Each participant’s share of assets is segregated in an individual account and invested in accordance with the investment choice elected by the participant. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.

Investment Options - Participants can invest in various investment funds selected by the Plan’s Administrative Committee. Funds include common shares of Good Guys, Inc., mutual funds, collective trusts and money market funds. Mutual fund investments vary and include growth and income funds, aggressive funds, and global international funds. The collective trusts are maintained by Merrill Lynch Trust Company which invests primarily in a broadly diversified portfolio of guaranteed investment contracts, bank investment contracts and other synthetic guaranteed investment contracts, as well as in obligations of U.S. government and U.S. government agency securities.

Vesting - Participants are immediately vested in their voluntary contributions plus earnings thereon. Company profit sharing contributions vest ratably over five years of service and are allocated on a pro rata basis to plan participants eligible for an allocation on the last day of the Plan year. There have been no matching employer profit sharing contributions since September 30, 1999.

Distribution of Benefits - Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, or for financial hardship as defined by the Internal Revenue Service. Forfeitures of terminated participants’ non vested profit sharing contributions remain in the Plan and reduce future Company matching contributions, with remaining forfeitures reallocated to the accounts of remaining participants on the last day of the Plan year.

Loans to Plan Participants - Under the terms of the Plan and subject to certain limitations as defined in the Plan agreement, participants may borrow against the amount of their vested accounts. Such loans are payable over periods of up to five years, or up to 30 years for the purchase of a primary residence, and bear interest at a rate equal to that charged by institutional lenders for similar loans at the time the loan is made. As of September 30, 2002, there are 151 loans, maturing from 2002 to 2032 with interest rates ranging between 4.75% and 10.0%.

Plan Amendment or Termination - Although it has not expressed any intent to do so, the Company has the right to amend or terminate the Plan at any time, subject to the provisions of ERISA. Upon termination, all amounts credited to the participants’ accounts will either be distributed immediately or at a later date in accordance with Plan provisions.

Expenses - Administrative expenses are allocated to all Plan participants.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan are prepared on the accrual method of accounting.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

The Plan invests in common stock of the Company and various mutual funds and money market funds. Investment securities, in general, are exposed to various risks, such as interest risk, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at estimated fair value, which is determined by quoted market prices. The Plan holds units of a common collective trust fund, the underlying assets of which are guaranteed investment contracts valued at contract value. Participant loans are carried at amortized cost, which approximates fair value (see Note 4).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Benefits are recorded when paid.

Reclassifications - Certain prior year balances have been reclassified to confirm with current year presentation.

3.	FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

As required by Financial Accounting Standard No. 105, Disclosure of Information about Financial Investments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk,” the following information about the risk characteristics associated with the Merrill Lynch Retirement Preservation Trust (the “Fund”) is presented.

The Fund invests primarily in a broadly diversified portfolio of guaranteed investment contracts (“GIC”), bank investment contracts (“BIC”) and other synthetic guaranteed investment contracts issued by selected North American life insurance companies and U.S. banks, as well as in obligations of U.S. government and U.S. government agency securities. The Trust also invests in high-quality money market securities. The Trust is neither insured nor guaranteed by the U.S. government.

The issuer of each investment contract undertakes to repay the principal amounts deposited pursuant to the contract plus accrued interest at fixed or variable rates as specified under its terms. The credit risk of the issuer of each investment contract is evaluated and monitored by the trustee. The Fund’s policy is to require that the investment contract issuer has ratings no lower than a rating of AAA from Standard & Poor’s or Aa2 from Moody’s at the time of purchase.

The GIC issuer is subject to an analysis by the fund managers of asset quality, liquidity, management quality, surplus adequacy and profitability. Further, the issuer’s mortgage loan portfolio and bond holdings are scrutinized for exposure to high-risk bonds and geographical concentrations.

A credit review of all issuers of GICs is performed periodically by the fund managers. The reviews are based upon the external rating services listed above. An investment contract may be identified as substandard or removed from the Fund depending on the degree of deterioration of the issuer’s rating. The Trustee may elect to segregate a contract from the Fund, resulting in separate accounting for the investment contract. As a result, participants admitted to the Fund after the contract has been segregated from the Fund will not be affected.

The Fund’s policy is to review a variety of factors prior to selecting a BIC issuer for bidding on BICs. These factors include, but are not limited to, asset quality, liquidity, management quality, profitability and, as is the policy of the Trustee, the Trustee’s exposure to the issuing bank.

The Trust’s investments in GICs, BICs, synthetic GICs and separate accounts are guaranteed solely by the issuers of the contracts and are not guaranteed by the Trust, Merrill Lynch, the Federal Deposit Insurance Corporation or the Federal Government.

4.	INVESTMENTS

The Plan’s investments are held by Merrill Lynch Trust. Investments that represent 5% or more of the Plan’s net assets at September 30, 2002 and 2001 are separately identified in the following table:

	2002	2001
	Fair Value	Fair Value
Merrill Lynch Fundamental Growth Fund, Inc.	$2,974,665	$4,384,688
Oppenheimer Global Fund	2,651,044	3,552,751
Merrill Lynch Retirement Preservation Trust	2,168,342	1,522,541
Good Guys Inc. Company Stock Fund	1,555,311	2,427,437
Merrill Lynch Global Allocation Fund	1,511,811	1,954,323

The components of net depreciation in fair value of investments are as follows:

	2002	2001
Good Guys, Inc. common stock	$581,942	$3,538,256
Mutual funds	1,742,227	2,026,023

Total	$2,324,169	$5,564,279

5.	INCOME TAX STATUS

The Plan has been amended and restated (see Note 1) to conform with a prototype plan approved by the Internal Revenue Service. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are units of common collected funds managed by Merrill Lynch Trust. Merrill Lynch is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

******

THE GOOD GUYS DEFERRED PAY
AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE G, PART III — SCHEDULE OF NONEXEMPT TRANSACTIONS
(TRANSACTIONS EXCEEDING MAXIMUM TIME PERIOD ALLOWED BY ERISA)
AS AT SEPTEMBER 30, 2002

	(b)	(c)	(d)	(e)	(f)	(g)
(a)	Relationship to Plan	Description of Transaction including Maturity				Cost plus
Identity of Party	Employer or Other	Date, Rates of Interest, Collateral, Par or	Contribution			interest
Involved	Party in Interest	Maturity Value	Amounts	Days Late	Interest	(d) + (f)

Good Guys, Inc.	Plan Sponsor	The Plan breached DOL Regulation 2501.3-102 which requires contribution of defined contribution plans to be remitted within a reasonable period after the month in which participant contribution amounts were withheld by the employer. The plan sponsor has determined that 10 business days is a reasonable period.	$99,928 65,682 70,170 94,128 72,996 60,537 10,110	8 1 6 1 2 5 7	92 8 48 11 17 35 8	$100,020 65,690 70,218 94,139 73,013 60,572 10,118
			134,947	10	155	135,102
			4,846	4	2	4,848
			94,325	5	54	94,379
			66,923	1	8	66,931
			6,214	10	7	6,221
			2,521	7	2	2,523

			$783,327		447	$783,774

			Interest based on 4.2%.

THE GOOD GUYS DEFERRED PAY
AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE
OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF SEPTEMBER 30, 2002

	Number of
	Shares/
Investments	Units	Fair Value

Good Guys Inc. Company Stock	818,585	$1,555,311
Common/ Collective Trust -
Merrill Lynch Retirement Preservation Trust*	2,168,342	2,168,342
Mutual Funds:
Merrill Lynch Fundamental Growth*	241,254	2,974,665
Franklin Small-Mid Capital Growth	2,779	55,613
ING International Value	10,022	97,810
Merrill Lynch Global Allocation*	142,758	1,511,811
Van Kamper Aggregate Growth	4,205	38,478
Franklin Mutual Beacon	5,851	65,066
Pimco Total Return	58,342	634,764
Merrill Lynch S&P 500 Index*	10,807	108,828
State Street Aurora	7,608	185,861
Van Kampen Emerging Growth	815	23,707
Oppenheimer Global	75,207	2,651,044
Davis NY Venture	5,697	112,119
151 Loans to participants (interest ranging between 4.75% and 10.0%)		809,258
Money market and other funds		5,894

TOTAL INVESTMENTS		$12,998,571

* Represents party-in-interest transactions